Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

BROOGE ENERGY LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1611B 107
(CUSIP Number)

MENA Energy Services Holdings Limited
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue,
George Town, Grand Cayman KY1-9005
Cayman Islands
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. G1611B 107

(1) Names of reporting persons	MENA Energy Services Holdings Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares of Brooge Energy Limited into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited. MENA Energy Services Holdings Limited disclaims beneficial ownership of any ordinary shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

CUSIP No. G1611B 107

(1) Names of reporting persons	IDB Infrastructure Fund II B.S.C(c)
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of Bahrain
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	HC/CO

(1) Represents the interest of MENA Energy Services Holdings Limited in 8,333,333 ordinary shares of Brooge Energy Limited held by BPGIC Holdings Limited. MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy Services Holdings Limited, consequently it may be deemed the beneficial owner of the 8,333,333 ordinary shares of Brooge Energy Limited that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any ordinary shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

CUSIP No. G1611B 107

(1) Names of reporting persons	ASMA Capital Partners B.S.C.(c).
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of Bahrain
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	HC/CO

(1) Represents the interest of MENA Energy Services Holdings Limited in 8,333,333 ordinary shares of Brooge Energy Limited held by BPGIC Holdings Limited. MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. ASMA Capital Partners B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently it may be deemed the beneficial owner of the 8,333,333 ordinary shares of Brooge Energy Limited that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. ASMA Capital Partners B.S.C.(c). disclaims beneficial ownership of any ordinary shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

CUSIP No. G1611B 107

(1) Names of reporting persons	Stephen John Vineburg
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Kingdom
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	IN/HC

(1) Represents the interest of MENA Energy Services Holdings Limited in 8,333,333 ordinary shares of Brooge Energy Limited held by BPGIC Holdings Limited. MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. Stephen John Vineburg is the Chief Executive Officer of ASMA Capital Partners B.S.C.(c). which holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently he may be deemed the beneficial owner of the 8,333,333 ordinary shares of Brooge Energy Limited that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. Mr. Vineburg disclaims beneficial ownership of any ordinary shares other than to the extent he may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

CUSIP No. G1611B 107

(1) Names of reporting persons	Mohammad Saeed A Alzhrani
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	IN/HC

(1) Represents the interest of MENA Energy Services Holdings Limited in 8,333,333 ordinary shares of Brooge Energy Limited held by BPGIC Holdings Limited. MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. Mohammad Saeed A Alzhrani is a Managing Director and the Chief Investment Officer of ASMA Capital Partners B.S.C.(c). which holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently he may be deemed the beneficial owner of the 8,333,333 ordinary shares of Brooge Energy Limited that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. Mr. Alzhrani disclaims beneficial ownership of any ordinary shares other than to the extent he may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

CUSIP No. G1611B 107

(1) Names of reporting persons	Abu Bakar Chowdhury
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Australia
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,333,333(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,333,333(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	8,333,333(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.6%(1)(2)
(14) Type of reporting person (see instructions)	IN/HC

(1) Represents the interest of MENA Energy Services Holdings Limited in 8,333,333 ordinary shares of Brooge Energy Limited held by BPGIC Holdings Limited. MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of Brooge Energy Limited that are owned by BPGIC Holdings Limited. Abu Bakar Chowdhury is a Managing Director and the Chief Financial Officer of ASMA Capital Partners B.S.C.(c). which holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently he may be deemed the beneficial owner of the 8,333,333 ordinary shares of Brooge Energy Limited that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. Mr. Chowdhury disclaims beneficial ownership of any ordinary shares other than to the extent he may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based on 109,587,854 ordinary shares outstanding as of June 8, 2020 according to the Annual Report on Form 20-F filed by Brooge Energy Limited on June 30, 2020.

SCHEDULE 13D

Introduction

This Schedule 13D is filed on behalf of (i) MENA Energy Services Holdings Limited, a Cayman Islands exempted company (“MENA Energy”); (ii) IDB Infrastructure Fund II B.S.C(c), an entity incorporated under the laws of the Kingdom of Bahrain (“IDB”), the sole shareholder of MENA Energy; (iii) ASMA Capital Partners B.S.C.(c)., an entity incorporated under the laws of the Kingdom of Bahrain (“ASMA Capital”), the owner of 99% of the equity of IDB; (iv) Stephen John Vineburg, the Chief Executive Officer of ASMA Capital (“Mr. Vineburg”); (v) Mohammad Saeed A Alzhrani, a managing director and the Chief Investment Officer of ASMA Capital (“Mr. Alzhrani”); and (vi) Abu Bakar Chowdhury, the managing director and chief financial officer of ASMA Capital (“Mr. Chowdhury”; and together with MENA Energy, IDB, ASMA Capital, Mr. Vineburg and Mr. Alzhrani, the “Reporting Persons”).

Item 1. Security and Issuer.

Securities acquired: ordinary shares, par value $0.0001 per share (“Ordinary Shares”)

Issuer:	Brooge Energy Limited (the “Issuer”)
P.O. Box 50170
Fujairah, United Arab Emirates

Item 2. Identity and Background.

(a), (b), (c) and (f). This statement is filed by:

i.  MENA Energy, whose principal business address is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. MENA Energy’s principal business is making and holding investments. MENA Energy is a Cayman Islands exempted company.

ii.  IDB, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. IDB’s principal business is making and holding investments. IDB is an entity incorporated in the Kingdom of Bahrain.

iii.  ASMA Capital, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. ASMA Capital’s principal business is making and holding investments. IDB is an entity incorporated in the Kingdom of Bahrain.

iv.  Mr. Vineburg, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Vineburg’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Vineburg is a citizen of the United Kingdom.

v. Mr. Alzhrani, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Alzhrani’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Alzhrani is a citizen of the Kingdom of Saudi Arabia.

vi. Mr. Chowdhury, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Chowdhury’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Chowdhury is a citizen of Australia.

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Additional Instruction C Persons

The names, addresses and principal occupations of each of ASMA Capital’s, IDB’s and MENA Energy’s executive officers and board of directors and any other person ultimately in control of those entities are set forth below:

ASMA Capital

H.E Mr. Mohammed Bin Talal Al-Nahas, Director, whose principal business address is Public Pension Agency Building, King Fahed Abdullah Street, Al Washm Area, Al Murabba, 18364, Riyadh, Saudi Arabia, 11168. The principal occupation of H.E Mr. Mohammed Bin Talal Al-Nahas is acting as Governor – Public Pension Agency (Kingdom of Saudi Arabia). H.E Mr. Mohammed Bin Talal Al-Nahas is a citizen of the Kingdom of Saudi Arabia.

Mr. Jehad Alkadi, Director, whose principal business address is CS01 Building 2nd & 3rd floor, IT & Communication Complex (ITCC), Prince Turki Bin Adbulaziz (Alawal), Al-Nakheel, Riyadh, Kingdom Of Saudi Arabia. Mr. Alkadi’s principal occupation is acting as Senior Director – Public Investment Fund of the Kingdom of Saudi Arabia. Mr. Alkadi is a citizen of the Kingdom of Saudi Arabia.

Dr. Zamir Iqbal, Director, whose principal business address is King Khalid Road, Al-Nazlah Al-Yamaniyah, Jeddah 22332, P.O. Box 5925, Jeddah, Kingdom of Saudi Arabia. Dr. Iqbal’s principal occupation is acting as VP – Finance of Islamic Development Bank. Dr. Iqbal is a citizen of Pakistan.

Mr. Junaidi Masri, Director, whose principal business address is Commonwealth Drive, Bandar Seri Begawan BB3910, Sultanate of Brunei Darussalam. Mr. Masri’s principal occupation is acting as Senior Special Duties Officer – Ministry of Finance and Economy of Brunei Darussalam. Mr. Masri is a citizen of Brunei Darussalam.

Mr. Ebrahim Abul, Director, whose principal business address is Building 100, Road 1702, Block 317, Diplomatic Area, Manama, Kingdom of Bahrain. Mr. Abul’s principal occupation is acting as Assistant Undersecretary of Resources and Information – Ministry of Finance and National Economy of Kingdom of Bahrain and Acting CEO of Future Generations Reserve Ministry of Finance and National Economy. Mr. Abul is a citizen of the Kingdom of Bahrain.

Stephen John Vineburg, Chief Executive Officer, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Vineburg’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Vineburg is a citizen of the United Kingdom.

Mohammad Saeed A Alzhrani, Chief Investment Officer and Managing Director, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Alzhrani’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Alzhrani is a citizen of the Kingdom of Saudi Arabia.

Mr. Chowdhury, Chief Financial Officer and Managing Director, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Chowdhury’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Chowdhury is a citizen of Australia.

IDB

H.E Mr. Mohammed Bin Talal Al-Nahas, Director, whose principal business address is Public Pension Agency Building, King Fahed Abdullah Street, Al Washm Area, Al Murabba, 18364, Riyadh, Saudi Arabia, 11168. The principal occupation of H.E Mr. Mohammed Bin Talal Al-Nahas is acting as Governor – Public Pension Agency (Kingdom of Saudi Arabia). H.E Mr. Mohammed Bin Talal Al-Nahas is a citizen of the Kingdom of Saudi Arabia.

Mr. Jehad Alkadi, Director, whose principal business address is CS01 Building 2nd & 3rd floor, IT & Communication Complex (ITCC), Prince Turki Bin Adbulaziz (Alawal), Al-Nakheel, Riyadh, Kingdom Of Saudi Arabia. Mr. Alkadi’s principal occupation is acting as Senior Director – Public Investment Fund of the Kingdom of Saudi Arabia. Mr. Alkadi is a citizen of the Kingdom of Saudi Arabia.

Dr. Zamir Iqbal, Director, whose principal business address is King Khalid Road, Al-Nazlah Al-Yamaniyah, Jeddah 22332, P.O. Box 5925, Jeddah, Kingdom of Saudi Arabia. Dr. Iqbal’s principal occupation is acting as VP – Finance of Islamic Development Bank. Dr. Iqbal is a citizen of Pakistan.

Mr. Junaidi Masri, Director, whose principal business address is Commonwealth Drive, Bandar Seri Begawan BB3910, Sultanate of Brunei Darussalam. Mr. Masri’s principal occupation is acting as Senior Special Duties Officer – Ministry of Finance and Economy of Brunei Darussalam. Mr. Masri is a citizen of Brunei Darussalam.

Mr. Ebrahim Abul, Director, whose principal business address is Building 100, Road 1702, Block 317, Diplomatic Area, Manama, Kingdom of Bahrain. Mr. Abul’s principal occupation is acting as Assistant Undersecretary of Resources and Information – Ministry of Finance and National Economy of Kingdom of Bahrain and Acting CEO of Future Generations Reserve Ministry of Finance and National Economy. Mr. Abul is a citizen of the Kingdom of Bahrain.

MENA Energy

Stephen John Vineburg, Director, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Vineburg’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Vineburg is a citizen of the United Kingdom.

Mohammad Saeed A Alzhrani, Director, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Alzhrani’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Alzhrani is a citizen of the Kingdom of Saudi Arabia.

Mr. Chowdhury, Director, whose principal business address is Suite 1001, 10th Floor GB Corp Tower, Manama Sea Front, Kingdom of Bahrain. Mr. Chowdhury’s principal occupation is the management of ASMA Capital and its subsidiaries. Mr. Chowdhury is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

Brooge Petroleum and Gas Investment Company (BPGIC) PLC sold $75,000,000 of guaranteed subordinated convertible securities due in 2024 (the “Securities”) to MENA Energy on March 31, 2019. The Securities were issued in nominal amounts of $5,000,000. MENA Energy purchased the Securities using working capital and funds provided by affiliates.

On April 15, 2019, (i) Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), (ii) the Issuer, (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer (“Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (“BPGIC Holdings”) also became a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (as amended prior to the date hereof, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby on December 20, 2019 (the “Closing”), among other matters, (a) the Issuer acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for 98,718,035 Ordinary Shares, and approximately $13.23 million in lieu of 1,281,965 Ordinary Shares, subject to the withholding of 20,000,000 Ordinary Shares being deposited in an escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Issuer, and (b) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International, and as a wholly-owned subsidiary of the Issuer and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Issuer (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

In connection with a restructuring of the Securities (the “Restructuring”) that occurred prior to the consummation of the Business Combination, BPGIC Holdings assumed the Securities in place of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. All (but not part) of the outstanding Securities can be exchanged for Ordinary Shares of the Issuer that were issued to BPGIC Holdings in the Business Combination in accordance with the conditions in BPGIC Holdings’ Deed Poll, dated November 19, 2019 in favor of the registered holders of $75,000,000 guaranteed subordinated convertible securities due 2024 (the “Deed Poll”). The Securities are exchangeable for 8,333,333 Ordinary Shares which constitutes 7.6% of the Ordinary Shares Outstanding. BPGIC Holdings placed such Ordinary Shares in escrow pursuant to the terms of the MENA Escrow Agreement.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities for investment purposes in the ordinary course of business before the Securities were convertible into equity securities of a class registered under Section 12 of the Securities Exchange Act of 1934, as amended. The purpose of the Restructuring, which caused the Securities to become convertible into Ordinary Shares of the Issuer, was to facilitate, and obtain MENA Energy’s consent to, the Business Combination. The Business Combination was consummated on December 20, 2019.

Abu Bakar Chowdhury, a Managing Director and the Chief Financial Officer of ASMA Capital and a director of MENA Energy, is also a director of the Issuer and BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB, the sole shareholder of MENA Energy.

To the extent the Reporting Persons are beneficial owners of Ordinary Shares, such Ordinary Shares, like the Securities, have been acquired for investment purposes in the ordinary course of business. Except in connection with the matters described in this Item 4 and elsewhere herein and matters contemplated hereby, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law. However, such shares are subject to certain transfer restrictions as further described in Item 6 below.

The Reporting Persons will update this Schedule 13D as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

The percentages reported in this Schedule 13D are based upon 109,587,854 Ordinary Shares outstanding (the “Ordinary Shares Outstanding”) as of June 8, 2020 according to the Annual Report on Form 20-F filed by the Issuer on June 30, 2020.

i.	MENA Energy, as the owner of convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons, constituting 7.6% of the Ordinary Shares Outstanding. MENA Energy disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

ii.	IDB, as the sole shareholder of MENA Energy, which owns convertible securities in BPGIC Holdings that entitle MENA Energy to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons, constituting 7.6% of the Ordinary Shares Outstanding. IDB disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

iii.	ASMA Capital, as the owner of 99% of the equity of IDB, the sole shareholder of MENA Energy, which owns convertible securities in BPGIC Holdings that entitle MENA Energy to convert its securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons, constituting 7.6% of the Ordinary Shares Outstanding. ASMA Capital disclaims beneficial ownership of any Ordinary Shares other than to the extent it may have a pecuniary interest therein.

iv.	Mr. Vineburg, as the Chief Executive Officer of ASMA Capital, the owner of 99% of the equity of IDB, the sole shareholder of MENA Energy, which owns convertible securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons. Mr. Vineburg disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein.

v.

Mr. Alzhrani, as a Managing Director and the Chief Investment Officer of ASMA Capital, the owner of 99% of the equity of IDB, the sole shareholder of MENA Energy, which owns convertible securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons. Mr. Alzhrani disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein.

vi.	Mr. Chowdhury, as a Managing Director and the Chief Financial Officer of ASMA Capital, the owner of 99% of the equity of IDB, the sole shareholder of MENA Energy, which owns convertible securities in BPGIC Holdings into 8,333,333 of the Ordinary Shares of the Issuer that are owned by BPGIC Holdings, may be deemed to share voting and dispositive power of 8,333,333 Ordinary Shares with BPGIC Holdings and the other Reporting Persons. Mr. Chowdhury disclaims beneficial ownership of any Ordinary Shares other than to the extent he may have a pecuniary interest therein.

(c) The description of the Business Combination and Restructuring under Item 3 are incorporated herein by reference in their entirety.

(d) Pursuant to the MENA Escrow Agreement, until MENA Energy converts the Securities into Ordinary Shares, BPGIC Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares that the Reporting Persons may be deemed to beneficially own.

Instruction C Persons

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Abu Bakar Chowdhury, a Managing Director and the Chief Financial Officer of ASMA Capital and a director of MENA Energy, is also a director of the Issuer and BPGIC Holdings. ASMA Capital holds 99% of the equity of IDB, the sole shareholder of MENA Energy.

BPGIC Holdings Convertible Securities Deed Poll

Brooge Petroleum and Gas Investment Company (BPGIC) PLC sold the Securities to MENA Energy on March 31, 2019. The Securities were issued in nominal amounts of $5,000,000. In connection with the Restructuring that occurred prior to the consummation of the Business Combination, pursuant to a Deed of Novation and a Deed of Novation and Amendment, BPGIC Holdings assumed the Securities in place of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. All (but not part) of the outstanding Securities can be exchanged for Ordinary Shares of the Issuer that were issued to BPGIC Holdings in the Business Combination in accordance with the conditions in BPGIC Holdings’ Deed Poll. The Securities are exchangeable for 8,333,333 Ordinary Shares (the “MENA Conversion Shares”). BPGIC Holdings placed such the MENA Conversion Shares in escrow pursuant to the terms of the MENA Escrow Agreement. Pursuant to the Deed Poll, BPGIC Holdings is required to at all times retain legal and beneficial ownership of at least the full number of Ordinary Shares issuable to MENA Energy upon conversion of the Securities.

The description of the Deed Poll is qualified in its entirety by reference to the full text of such Deed Poll, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.1.

MENA Escrow Agreement

BPGIC Holdings, Continental Stock Transfer & Trust Company (“Continental”) and MENA Energy entered into an escrow agreement, dated December 19, 2019 (the “MENA Escrow Agreement”). At the Closing, 8,333,333 of the Ordinary Shares otherwise issuable to BPGIC Holdings (the “MENA Escrow Shares”) were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, in a separate segregated escrow account (the “MENA Escrow Account”), to be released in accordance with the MENA Escrow Agreement. Any dividends, distributions or other income paid on or otherwise accruing to such MENA Escrow Shares (together with the MENA Escrow Shares, the “MENA Escrow Property”), shall belong to BPGIC Holdings.

While the MENA Escrow Shares are held in the MENA Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (including the rights to dividends, distributions or other income paid or accruing to the MENA Escrow Shares). The MENA Escrow Agreement provides that after the Closing, BPGIC Holdings shall be permitted to (with the prior written consent of MENA Energy): (i) pledge or otherwise encumber the MENA Escrow Shares as collateral security for documented loans entered into by BPGIC Holdings after the Closing or (ii) transfer its rights to the MENA Escrow Shares to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred MENA Escrow Shares shall be subject to the provisions of the MENA Escrow Agreement including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the MENA Escrow Property under clause (i) above, BPGIC Holdings may transfer the MENA Escrow Shares to another escrow agent selected by BPGIC Holdings and reasonably acceptable to MENA Energy.

Continental shall release and deliver the MENA Escrow Shares (or such portion thereof) to either BPGIC Holdings or MENA Energy, as applicable (i) to BPGIC Holdings on the redemption of the Securities in accordance with the conditions in the Deed Poll (ii) to BPGIC Holdings on any transfer of the Securities in accordance with the conditions in the Deed Poll (iii) in accordance with joint written instructions executed by BPGIC Holdings and MENA Energy, or (iv) in accordance with a copy of a final non-appealable judgment or order from a court of competent jurisdiction.

The description of the MENA Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.2.

Securityholders’ Agreement

In connection with the issuance of the Securities, BPGIC Holdings entered into the New Securityholders’ Agreement, dated as of December 20, 2019, by and among MENA Energy, BPGIC Holdings and Brooge Petroleum and Gas Investment Company (BPGIC) PLC (the “Securityholders’ Agreement”). The primary purpose of the Securityholders’ Agreement is to grant MENA Energy certain rights in its capacity as a securityholder of BPGIC Holdings. As the Securities held by MENA Energy in BPGIC Holdings are convertible into Ordinary Shares, certain provisions of the Securityholders’ Agreement relate, directly or indirectly, to the Ordinary Shares held by BPGIC Holdings. Pursuant to the Securityholders’ Agreement, the securityholders are entitled to receive copies of all documents received by BPGIC Holdings in its capacity as a shareholder of the Issuer. The holder or holders of the Securities may not sell any of its Securities unless it obtains the prior written consent of BPGIC Holdings. Proposed sales of the Securities are subject to a right of first offer granted to the shareholders of BPGIC Holdings. MENA Energy holds a drag-along right over other securityholders with respect to sales and/or conversions of the Securities. The Securityholders’ Agreement further provides that, amongst other matters, BPGIC Holdings must obtain the consent of holders of a majority of the total principal amount of the Securities outstanding at the relevant time to acquire securities of any company or dispose of, sell, or transfer any assets of BPGIC Holdings which would result in it holding less than 50% of the Ordinary Shares it received in the Business Combination.

The description of the Securityholders’ Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.3.

Dividend Waivers

Prior to the Closing, BPGIC Holdings, MENA Energy, Twelve Seas Sponsors I LLC, Suneel G. Kaji, Gregory Stoupnitzky, EarlyBirdCapital, Inc. (“EBC”) and certain assignees of EBC (collectively the “Waiving Holders”) signed and delivered to the Issuer dividend waivers pursuant to which such Waiving Holders waived, for a period of two years from the date of Closing (the “Waiver Term”), their rights to any dividends with respect to (i) the Exchange Shares (as defined in the Business Combination Agreement), (ii) the Founders’ Shares (as defined in the Business Combination Agreement), and (iii) the ordinary shares issued to EBC and its affiliates in connection with Twelve Seas’ initial public offering. Each dividend waiver terminates upon the earliest to occur of (i) the expiration of the Waiver Term, and (ii) with respect to the Twelve Seas Sponsors I LLC, Suneel G. Kaji, Gregory Stoupnitzky and EBC, if the Issuer and/or BPGIC Holdings or MENA Energy modify their waiver of their rights to dividends in any way.

The description of the Dividend Waiver is qualified in its entirety by reference to the full text of such waiver, a copy of the form of which was filed by the Issuer as Exhibit 4.80 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.4.

Item 7. Material to be Filed as Exhibits.

99.1*	Deed Poll, dated November 19, 2019 in favor of the registered holders of $75,000,000 guaranteed subordinated convertible securities due 2024.
99.2*†	MENA Escrow Agreement, dated as of December 19, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Continental Stock Transfer and Trust Company.
99.3*†	New Securityholders’ Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Brooge Petroleum and Gas Investment Company (BPGIC) PLC.
99.4	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Holdings Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.5*	Joint Filing Agreement, dated as of July 19, 2020, by and among MENA Energy Holdings Services Limited, IDB Infrastructure Fund II B.S.C(c), ASMA Capital Partners B.S.C.(c)., and Abu Bakar Chowdhury.

*	Filed herewith
†	Schedules to this exhibit have been omitted. The Reporting Persons hereby agree to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2020

MENA ENERGY SERVICES HOLDINGS LIMITED

By:	/s/ Abu Bakar Chowdhury
Name:	Abu Bakar Chowdhury
Title:	Director

IDB INFRASTRUCTURE FUND II B.S.C(C)

By:	/s/ Abu Bakar Chowdhury
Name:	Abu Bakar Chowdhury
Title:	Authorized Signatory

ASMA CAPITAL PARTNERS B.S.C.(C).

By:	/s/ Abu Bakar Chowdhury
Name:	Abu Bakar Chowdhury
Title:	Managing Director & Chief Financial Officer

/s/ Stephen John Vineburg
Stephen John Vineburg

/s/ Mohammad Saeed A Alzhrani
Mohammad Saeed A Alzhrani

/s/ Abu Bakar Chowdhury
Abu Bakar Chowdhury

[Signature Page to Report on Schedule 13-D With Respect to Beneficial Ownership of Ordinary Shares of Brooge Energy Limited]